EXHIBIT 99.1
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                                                       [LOGO - ARC ENERGY TRUST]


P R E S S   R E L E A S E
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NEWS RELEASE

JULY 4, 2005

                      ARC ENERGY TRUST PROVIDES AN UPDATE
                ON SECOND QUARTER ACQUISITIONS IN ITS CORE AREAS
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CALGARY, JULY 4, 2005 (AET.UN AND ARX - TSX) ARC Energy Trust ("ARC" or the
"Trust") is pleased to announce that during the second quarter it completed several acquisitions within two of ARC's core areas. In total, approximately 6 mmboe of proved and 9 mmboe of proved plus probable reserves (91 per cent liquids) were acquired with current production of approximately 2,100 boe/d (94 per cent liquids). The acquisitions included four separate transactions for total consideration of $126 million.

In the Pembina area, ARC purchased additional working interest in the ARC operated Berrymoor Unit and in the Buck Creek oil pool. Both of these pools are long life Cardium light oil pools with current netbacks of approximately $40 per boe. With the additional working interest purchased at Buck Creek, ARC now owns 100 per cent of this pool and has assumed operatorship. Buck creek is directly south of the Berrymoor Unit.

At Berrymoor, ARC increased its working interest to 72.7 per cent from 41.3 per cent prior to the acquisitions. ARC took over operatorship of the Berrymoor Unit in March 2004 and since that time has increased production by 27 per cent and lowered per boe operating costs by 10 per cent. With a higher working interest, ARC will move forward on plans to increase production further through infill drilling and optimization activities. ARC sees similar opportunities to increase production and lower operating costs on the Buck Creek property.

In southeast Saskatchewan, ARC completed the acquisition of a small private company as well as a minor property acquisition. The property acquisition and the key property in the corporate acquisition are both directly adjacent to ARC's Weir Hill property. At Weir Hill, ARC has increased production from approximately 100 boe/d in 2003 to approximately 500 boe/d in the first quarter of 2005. The light oil assets purchased had netbacks of approximately $42.50 per boe during the first quarter.

John Dielwart, President and Chief Executive Officer of ARC states "ARC continues to focus on these types of "tuck-in" acquisitions where we consolidate our interests in high quality properties and add additional land immediately adjacent to our key properties. These are properties that we know well and are confident that we can extract significant additional value from."

The Berrymoor, Buck Creek and Weir Hill property acquisitions closed early enough in the quarter to add 270 boe/d to ARC's second quarter production, while the benefits from the corporate acquisition will not be realized until July. Including these property transactions, ARC expects production of approximately 54,700 boe/d for the second quarter of 2005. All transactions were financed through ARC's existing line of credit.


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Also during the quarter, ARC collapsed a 2006 oil hedge that capped ARC's participation in possible oil price appreciation at a cost of $6.1 million, which will reduce second quarter cash flow.

ARC Energy Trust is one of Canada's largest conventional oil and gas royalty trusts with an enterprise value of approximately $4 billion. The Trust currently has an interest in oil and gas production of approximately 55,000 barrels of oil equivalent per day from five core areas in western Canada. The royalty trust structure allows net cash flow to be distributed to unitholders in a tax efficient manner. ARC Energy Trust units trade on the TSX under the symbol AET.UN and ARC Resources exchangeable shares trade under the symbol ARX.

Note: Barrels of oil equivalent (BOE's) may be misleading, particularly if used in isolation. In accordance with NI 51-101, a BOE conversion ratio for natural gas of 6 Mcf:1bbl has been used, which is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.


ARC RESOURCES LTD.

John P. Dielwart,
President and Chief Executive Officer


     For further information about ARC Energy Trust, please visit our website
                        www.arcresources.com or contact:

                 Investor Relations, E-mail: ir@arcresources.com
          Telephone: (403) 503-8600             Fax: (403) 509-6417
                            Toll Free 1-888-272-4900

                               ARC Resources Ltd.
                        Suite 2100, 440 - 2nd Avenue S.W.
                               Calgary, AB T2P 5E9